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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                               SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.   9    )*
                                       --------

                           MEREDITH CORPORATION
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                             (Name of Issuer)

              CLASS B COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                      (Title of Class of Securities)

                                 589433200
         --------------------------------------------------------
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 6 Pages
CUSIP No.  589433200              13G                Page 2 of 6 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Patrick Henry, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                               (b) [X]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               5    SOLE VOTING POWER

                    25,650

               6    SHARED VOTING POWER

                    907,194

               7    SOLE DISPOSITIVE POWER

                    25,650

               8    SHARED DISPOSITIVE POWER

                    907,194

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     932,844

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                        [ ]

     N/A

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.96

12   TYPE OF REPORTING PERSON

     IN

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SCHEDULE 13 G                                              Page 3 of 6
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CUSIP No. 589433200                               MEREDITH CORPORATION
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Item 1.

     (a)  Name of Issuer:     Meredith Corporation

     (b)  Address of Issuer's Principal Executive Offices:

          1716 Locust Street, Des Moines, Iowa  50309-3023

Item 2.

     (a)  Name of Person Filing:   Patrick Henry, Jr.

     (b)  Address of Principal Business Office:

          Patrick Henry, Jr.
          7852 Snowmass Creek Road
          Snowmass, Colorado  81654

     (c)  Citizenship:   U.S.A.

     (d)  Title of Class of Securities:

          Class B Common Stock, par value of $1.00 per share

     (e)  CUSIP Number:  589433200

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  ____ Broker or Dealer registered under Section 15 of the Act
     (b)  ____ Bank as defined in section 3(a)(6) of the Act
     (c) ____ Insurance Company as defined in section 3(a)(19) of the Act
     (d) ____ Investment Company registered under section 8 of the Investment Company Act
     (e) ____ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) ____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
               section 240.13d-1(b)(ii)(F)
     (g) ____ Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h)  ____ Group, in accordance with section
               240.13d-1(b)(1)(ii)(H)

                         Item 3 Not Applicable
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SCHEDULE 13 G                                              Page 4 of 6
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CUSIP No. 589433200                               MEREDITH CORPORATION
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Item 4.   Ownership  (See Attachment 1)

     (a)  Amount Beneficially Owned:  932,844

     (b)  Percent of Class:  13.96

     (c)  Number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote:     25,650

            (ii)  shared power to vote or to direct the vote:  907,194

           (iii)  sole power to dispose or to direct the
                  disposition of:                               25,650

            (iv)  shared power to dispose or to direct
                  the disposition of:                          907,194

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person:  (See Attachment 1)

          Norwest Bank Iowa, N.A., Clive, Iowa (prior to April 1983, this bank was known as Iowa-Des Moines National Bank) has the right as trustee of various trusts to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the shares of Meredith Corporation common stock referred to above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.
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SCHEDULE 13 G                                              Page 5 of 6
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CUSIP No. 589433200                               MEREDITH CORPORATION
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                     ATTACHMENT 1 TO SCHEDULE 13G
                     ----------------------------


          Shares of Class B Stock included in the calculations were

received on December 23, 1986 as a stock dividend in a distribution of one share per one share of Class A Stock, owned of record as of

December 16, 1986.  Each share of Class B is convertible into one share of Common Stock at the option of the shareholder or

automatically upon sale.  Each share of Class B receives ten votes per share as compared to one vote per share for each share of Common

Stock.  On March 16, 1995, the Company declared a two-for-one stock split of the Class B Common Stock.



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SCHEDULE 13 G                                              Page 6 of 6
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CUSIP No. 589433200                               MEREDITH CORPORATION
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                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                February 10, 1996
                                --------------------------------------
                                Date


                                Patrick Henry, Jr.
                                --------------------------------------
                                Signature


                                Patrick Henry, Jr.
                                --------------------------------------
                                Name